August 3, 2007

VIA EDGAR

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:	Family Dollar Stores, Inc.
Form 10-K for the Fiscal Year Ended August 26, 2006
Filed March 28, 2006

Form 10-Q for the Fiscal Quarter Ended March 3, 2007
Filed April 12, 2007
File No. 1-6807

Dear Mr. Moran:

Set forth below are the responses of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff of the United States Securities and Exchange Commission dated July 13, 2007 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended August 26, 2006, and Form 10-Q for the quarter ended March 3, 2007 (File No. 1-6807).

Form 10-K for the Fiscal Year Ended August 26, 2006

General

1.               Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

COMPANY RESPONSE:

Where additional disclosures are requested, we have included in our responses below examples of what the revised disclosures will look like.  We will include these additional disclosures in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies, page 21

2.               Please revise your disclosure to quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented.  Please also expand your disclosure of the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Refer to SEC Release no. 33-8350.

COMPANY RESPONSE:

We believe that our Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), with the exception of the Lease Accounting policy, supplement the description of accounting policies in the footnotes and provide valuable information to the reader.  The Critical Accounting Policies are included in MD&A because they are material and involve significant estimates or assumptions.

In future filings, we will, where material, revise our Critical Accounting Policies section to quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations, including the effects of changes in critical accounting estimates between periods.  If material and reasonably available, we will also include qualitative and quantitative information regarding the sensitivity of reported results to changes in our assumptions, judgments and estimates for outcomes that are reasonably likely to occur and would have a material effect.  In future filings we will amend our Critical Accounting Policies as follows (using fiscal 2006 as an example).  The Lease Accounting policy was removed since it does not involve significant estimates or assumptions and duplicates the current disclosure in the description of accounting policies in the footnotes.  Also note that the Company will adopt FIN 48 during the first quarter of fiscal 2008.

Merchandise Inventories:

Inventories are valued using the retail method, based on retail prices less markon percentages, which approximates the lower of first-in, first-out (FIFO) cost or market.  The Company records adjustments to inventory through cost of goods sold when retail price reductions, or markdowns, are taken against on-hand inventory.  In addition, management makes estimates and judgments regarding, among other things, initial markups, markdowns, future demand for specific product categories and market conditions, all of which can significantly impact inventory valuation.  These estimates and judgments are based on the application of a consistent methodology each period.  While the Company believes that it has sufficient current and historical knowledge to record reasonable estimates for these components, if actual demand or market conditions are different than those projected by management it is possible that actual results could differ from recorded estimates.  This risk is generally higher for seasonal merchandise than for non-seasonal merchandise.  The Company also provides for estimated inventory losses for damaged, lost or stolen inventory (inventory shrinkage) for the period from the latest physical inventory to the financial statement date.  The accrual for estimated inventory shrinkage is based on the trailing twelve-month actual inventory shrinkage rate.  There were no material changes in the estimates or assumptions related to the valuation of inventory during fiscal 2006.

Property and Equipment:

Property and equipment is stated at cost.  Depreciation for financial reporting purposes is calculated using the straight-line method over the estimated useful lives of the related assets.  For leasehold improvements, this depreciation is over the shorter of the term of the related lease (generally five years) or the asset’s useful economic life.  The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates.  The Company generally assigns no salvage value to property and equipment.  Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Historically, impairment losses on fixed assets, which typically relate to normal store closings, have not been material to the Company’s financial position and results of operations.  There were no material changes in the estimates or assumptions related to the valuation and classification of property and equipment during fiscal 2006.

Insurance Liabilities:

The Company is primarily self-insured for health care, property loss, workers’ compensation and general liability costs.  These costs are significant primarily due to the large number of the Company’s retail locations and employees.  Because the nature of these claims is such that there can be a significant lag from the incurrence of the claim (which is when the expense is accrued) until payment is made, the percentage increase in the accrual can be much more pronounced than the percentage increase in the expense.  The Company’s self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted.  Management reviews current and historical claims data in developing its estimates.  The Company also uses information provided by outside actuaries with respect to medical, workers’ compensation and general liability claims.  The insurance liabilities recorded by the Company are mainly influenced by changes in payroll expense, sales, number of vehicles and the frequency and severity of claims.  The estimates of more recent claims are more volatile and more subject to change than older claims.  If the underlying facts and circumstances of the claims change or the historical trend is not indicative of future trends, then the Company may be required to record additional expense or a reduction to expense which could be material to the reported financial condition and results of operations.  There were no material changes in the estimates or assumptions used to determine insurance liabilities during fiscal 2006.

Contingent Income Tax Liabilities:

The Company is subject to routine income tax audits that occur periodically in the normal course of business.  The Company’s contingent income tax liabilities are estimated based on an assessment of the probability of the income tax related exposures and settlements and are influenced by the Company’s historical audit experiences with various state and federal taxing authorities as well as current income tax trends.  If circumstances change, the Company may be required to record adjustments that could be material to its reported financial condition and results of operations.  There were no material changes in the estimates or assumptions used to determine contingent income tax liabilities during fiscal 2006.

Contingent Legal Liabilities:

The Company is involved in numerous legal proceedings and claims.  The Company’s accruals, if any, related to these proceedings and claims are based on a determination of whether or not the loss is both probable and estimable.  The Company reviews outstanding claims and proceedings with external counsel to assess probability and estimates of loss.  The claims and proceedings are re-evaluated each quarter or as new and significant information becomes available, and the accruals are adjusted or established, if necessary.  If circumstances change, the Company may be required to record adjustments that could be material to its reported financial condition and results of operations.  During fiscal 2006, the Company recorded a $45.0 million liability related to an adverse jury verdict as described in Note 8 to the Consolidated Financial Statements included in this Report.

Stock-based Compensation Expense:

The Company adopted SFAS 123R during the first quarter of fiscal 2006.  SFAS 123R requires the measurement and recognition of compensation expense for all stock-based awards made to employees based on estimated fair values.  The determination of the fair value of the Company’s stock options on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables.  These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.  The Company also grants performance share rights and adjusts compensation expense each quarter based on the ultimate number of shares expected to be issued.    If factors change and the Company employs different assumptions in the application of SFAS 123R in future periods, the compensation expense recorded under SFAS 123R may differ significantly from the amount recorded in the current period.  There were no material changes in the estimates or assumptions used to determine stock-based compensation during fiscal 2006.  See

Note 9 to the Consolidated Financial Statements included in this Report for more information on the Company’s adoption of SFAS 123R.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies, page 30

3.               Please disclose the types of expenses and amounts you include in the cost of sales and selling, general and administrative expense line items for all periods presented.  Your disclosure on page 31 relating to selling, general and administrative expenses should be expanded to identify all significant amounts included in this line item.  Since you exclude from cost of sales certain items relating to the costs of your distribution network, please revise your disclosure in management’s discussion and analysis that your gross margins may not be comparable to those of other entities since some include all of the costs related to their distribution network in cost of sales and others like you may exclude a portion of them from gross margin, including them instead in other line items like selling, general and administrative expenses.

COMPANY RESPONSE:

In future filings, we propose to modify our Description of Business and Summary of Significant Accounting Policies footnote as noted below to more clearly disclose the types of expenses and amounts included in cost of sales and selling, general and administrative expenses.  Since the proposed modification below highlights the fact that our cost of sales may not be comparable to other retailers, we do not believe that additional disclosure in MD&A is necessary.

Cost of sales:

Cost of sales includes the purchase cost of merchandise and transportation costs to the Company’s distribution centers and stores.  Buying, distribution center and occupancy costs, including depreciation, are not included in cost of sales.  As a result, cost of sales may not be comparable to those of other retailers that may include similar costs in their cost of sales.

Selling, general and administrative expenses:

All operating costs except transportation costs to the Company’s distribution centers and stores are included in selling, general, and administrative expenses (“SG&A”).  Buying, distribution center and occupancy costs, including depreciation, are included in SG&A rather than cost of sales.  During the second quarter of fiscal 2006, the Company recorded a $45.0 million litigation charge related to an adverse jury verdict, as discussed in Note 8 below.  The litigation charge was presented as a separate line on the Consolidated Income Statement due to the nature and size of the charge.  All other legal expenses, including the Company’s defense costs related to the above-referenced case, are recorded in SG&A.

Note 2.  Investment Securities, page 32

4.               We note your disclosure that investments of $136.5 million include short-term available-for-sale securities comprised of auction rate securities and variable rate demand notes.  Please explain to us and expand your disclosure to clarify your basis for classification of securities as available-for-sales and the reasons why you believe it is appropriate to classify these securities as current assets.  Disclose the contractual maturities of the securities.  Provide us with a summary of your purchase and sale activity of these securities for the last three fiscal years to support that you regularly liquidate these securities during your current operating cycle.  Refer to paragraphs 12 and 17 of SFAS 115.  Also refer to ARB No. 43, Chapter 3A, Working Capital — Current Assets and Current Liabilities.

COMPANY RESPONSE:

We currently classify our investment securities (auction rate securities and variable rate demand notes) as available-for-sale because we do not intend to hold the securities to their maturity, and we do not buy the securities for the purpose of selling them in the short-term to make a profit on short-term differences in price.  The Company’s current policy is to obtain the best interest rates on its securities while maintaining a strong liquidity position.  The Company’s investments are often sold to provide cash for its regular operating needs, as well as for capital expenditures and stock repurchases.  During fiscal 2006, the Company purchased $374.8 million of investment securities and sold $271.8 million of investment securities.  As of the end of fiscal 2006, the majority of the Company’s investments had been held for less than one year.  The securities are classified as current assets on the balance sheet because they are available to meet the Company’s short-term liquidity needs.  We propose to modify our disclosures in future filings with respect to this matter as follows:

The Company’s investment securities currently consist of auction rate securities and variable rate demand notes.  While the underlying securities generally have long-term nominal maturities that exceed one year, the interest rates reset periodically in scheduled auctions (generally every 7-35 days).  The Company has the opportunity to sell its investments during such periodic auctions subject to the availability of buyers.  Since these securities are priced and subsequently trade at short-term intervals, they are classified as current assets.

The Company accounts for its investment securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.”  All of the Company’s investments are currently classified as available-for-sale due to the fact that the Company does not intend to hold the securities to maturity and does not purchase the securities for the purpose of selling them in the short-term to make a profit on short-term differences in price.  Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses, if any, reported as a component of shareholders’ equity.  As a result of the resetting variable rates, the carrying value of the Company’s available-for-sale securities approximates fair market value due to their short maturities, and the Company has no cumulative gross unrealized or realized gains or losses from these investments.  All income generated from these investments was recorded as interest income.

Note 8.  Commitments and Contingencies, page 35

Litigation

5.               We note that you recognized a litigation charge of $45 million during fiscal 2006 in response to a court ruling in 2006 against you for a judgment of $33.3 million relating to claims that store managers have not been properly compensated.  Please explain to us why there is a difference between the settlement amount and the accrued amount.

COMPANY RESPONSE:

As noted in the Company’s report on Form 10-Q for the second quarter of fiscal 2006 filed on March 31, 2006, the Company established a $45 million accrual with respect to the Morgan case following an adverse jury verdict awarding damages.  The $45 million accrual was calculated based, in part, on the probability that the underlying verdict would be doubled.  Pursuant to the Fair Labor Standards Act (the “FLSA”), the Court may double the underlying judgment unless the Company establishes that it acted in a good faith and reasonable manner in classifying its stores mangers as exempt under the FLSA.  After considering the findings by the jury in this case, the comments by the judge and the advice of outside counsel, we determined that it was probable that the judge would make such a finding and double the amount of the damages award.  In addition, the FLSA provides that a successful plaintiff may recover attorneys’ fees in such an action.  While the judge has deferred the award of attorneys’ fees pending the appeal, we determined that it was probable that attorneys’ fees would be awarded to the plaintiffs.  Finally, because the damage award consisted, in part, of back pay, the Company would incur matching withholding payments as to a portion of the damages.  Based on these variables and our estimates at the time of the entry of the initial judgment, with review by our outside counsel, we established a total accrual of $45 million.

6.               We note that in the second paragraph of page 37 you disclose that resolution of this matter could have a material adverse effect on your financial position, liquidity or results of operation.  Please explain to us and revise your disclosure to discuss in more detail the nature of the additional exposure and give an estimate of the possible range of loss or state that one cannot be made.  See paragraph 10 of SFAS 5.

COMPANY RESPONSE:

Resolution of this matter could have an adverse impact on our financial position, liquidity or results of operation, notwithstanding the prior accrual, if the Company determined that it was necessary to reclassify its store managers as non-exempt employees in light of the outcome of the case. Such a reclassification could negatively impact the Company’s future SG&A expense and could place it in a negative competitive position both financially and operationally with respect to the hiring and retention of store managers.  We propose to modify our disclosures in future filings with respect to this matter as follows:

While the Company is currently unable to quantify the impact of such a determination, if the Company determines that a reclassification of some or all of its store managers as non-exempt employees is required, such action could have a material adverse effect on the Company’s financial position, liquidity or results of operation.

7.               It is our understanding that in the Morgan case, the class of plaintiffs included current and former employees through 1999.  Tell us what was your consideration of possible claims by individuals employed by you subsequent to the class period in the Morgan case.  Tell us whether any such claims have been asserted at this time.

COMPANY RESPONSE:

The Morgan case involves claims under the FLSA pursuant to which an individual must affirmatively “opt-in” to the case in order to be a participant and receive damages.  The Company provided notice of such litigation to all current and former store managers who were eligible to participate in the litigation at the time of the notice.  Certain current and former store managers who elected not to participate in the Morgan case or who were not included in the required notice with respect to the Morgan case, have filed other independent actions against the Company, either individually or on behalf of themselves and others alleged to be “similarly situated.”  At this time, the Company is not a defendant in any other FLSA classification litigation similar to the Morgan case which has been certified as a class or collective action.  Based on the Company’s experience with similar cases, absent such certification, we are unable to determine that a loss is probable with respect to such claims.

8.               We note your disclosure that you have or plan to file an appeal in the Morgan case that should enable you to ultimately prevail.  This language sounds like you believe that it is probable that you will not have any liability in the matter.  However, as you recorded a liability related to the case, we presume that you concluded that it is probable that you have incurred a liability.  Please reconcile these apparently conflicting disclosures.  We presume that, among other things, you believe that the law regarding the classification of employees as exempt was not properly applied by the jury in your case.  In your response, please address for us why you believe that the jury in the Morgan case misapplied the law under the FLSA such that you believe and it is appropriate to state that you believe that you should prevail on appeal.  It is our understanding that there is ambiguity with respect to the level of managerial activities undertaken by an employee that would conclusively cause them to be classified as exempt.

COMPANY RESPONSE:

The majority of courts considering the issue of the proper classification of the store manager of a retail store have ruled that such position is an exempt position under the FLSA.  After consultation with counsel, we believe that the Company has generally classified its store managers correctly as exempt employees.  We also believe that the judge in the Morgan case improperly allowed the case to proceed as a collective action, relied upon incorrect legal standards in instructing the jury and in making critical rulings in several instances, and deprived the Company of due process by allowing the case to be tried in an unrepresentative manner.  Accordingly, we believe the Company should prevail in this litigation on appeal.  Nevertheless, we were unable to determine that it is probable that we will prevail on such appeal and believe that in accordance with FAS 5, the establishment and maintenance of an accrual with the respect to the verdict and related costs is appropriate for accounting purposes.  In order to avoid any confusion regarding the Company’s position, we propose to modify our disclosures in future filings as follows:

In general, the Company continues to believe that the Store Managers are “exempt” employees under the FLSA and have been properly compensated.  The Company believes that it has meritorious positions on appeal but the outcome of any litigation is uncertain, and therefore, the Company has recognized a charge with respect to this litigation, as discussed above.

General

In connection with responding to your comments, the Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•                  It may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 814-3284.

Sincerely,

C. MARTIN SOWERS
Senior Vice President — Finance